

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2011

Via U.S. Mail
Daro Blankenship
President and Chief Executive Officer
Vadda Energy Corporation
1660 S. Stemmons Freeway, Suite 440
Lewisville, Texas 75067

> **Re:** **Vadda Energy Corporation**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed September 6, 2011**
> **File No. 0-28171**

Dear Mr. Blankenship:

We have reviewed your amended filing and letter dated September 6, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10

General

1.   All references in this letter to prior comments are to the numbered comments we issued to you in our letter dated August 2, 2011. We reissue prior comment 1.

Environmental, Health and Safety Regulation, page 3

2.   Given that the primary focus of your current and future operations is on the use of hydraulic fracturing on properties in the Marcellus Shale, in this section or another section, provide a discussion the material financial and operational risks associated with hydraulic fracturing, such as underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives. See Rule 12b-20 under the Securities Exchange Act of 1934.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

3.   We note your response to prior comment 12, and we reissue the comment. Please include a contextual discussion of those key variables and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business and any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue, or income from continuing operations, and liquidity and capital resources. With regard to capital resources, discuss any changes in equity, debt, and any off-balance sheet financing arrangements. See *Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*, SEC Release No. 33-8350 at *http://www.sec.gov/rules/interp/33-8350.htm* and Item 303 of Regulation S-K.

Properties, page 10

4.   We note in response to comment nine in our letter dated August 2, 2011 you no longer present the present value of your future net income from your oil and gas interests. Rather, you now present certain undiscounted income data that does not appear to correspond to the disclosure of your standardized measure of discounted future net cash flows presented on page F-20 of your financial statements. Please describe in further detail what these amounts represent and reconcile this information to your standardized measure of discounted future net cash flows.

Directors and Executive Officers, page 14

5.   We note your new disclosure relating to Philip Kwong. Please revise the sketch to eliminate any gaps or ambiguities with regard to time in the five year sketch, specifying both the month and year that positions began and ended. See prior comment 13.

6.   We note your response to prior comment 15, and we reissue the comment in part. Please confirm to us that the "two individuals" referenced do not currently serve you or your affiliates in the capacity of officer or director.

Legal Proceedings, page 17

7.   We note your response to prior comment 18, and we reissue the last sentence of such
         comment.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-6

Prepaid acreage cost, page F-7

8.   We note the prepaid acreage cost account balance represents an amount paid by the Joint
         Ventures to an operator under turnkey contracts for wells that have not been delivered.
         Please tell us the terms of the arrangement between the Joint Ventures and the operator
         and the reasons for the apparent delay in the assignment of acreage and delivery of wells.
         As part of your response, describe any current or planned activities with respect to the
         properties in question.

9.   We note that the prepaid acreage cost is recorded on your books at the same value as had
         been historically reported by the joint ventures. Explain to us your basis for concluding
         that this is appropriate. As part of your response, explain why you believe this is
         consistent with the fair value provisions of FASB ASC paragraph 805-20-31-1.

10.   We note your disclosure in which you state you will record a portion of the prepaid
         acreage cost as leasehold cost once you receive an assignment of acreage and you assess
         undrilled leasehold costs for impairment on an annual basis or sooner if impairment is
         indicated. Please note the guidance in FASB ASC 360-10-15-4 which states long-term
         prepaid assets are also subject to impairment testing. Please expand your disclosure to
         address your accounting policy for testing the capitalized prepaid acreage cost account
         balance for impairment.

Turnkey Drilling Revenue Recognition, page F-7

11.   We note you have expanded your drilling revenue recognition policy disclosure in
         response to our comment 22 in our letter dated August 2, 2011. The expanded disclosure
         indicates in one section that "revenue is deferred until wells are completed as producing
         wells or determined to be nonproductive." Elsewhere, the disclosure revenue and
         associated drilling costs are recognized "as wells are drilled." Please clarify within your
         disclosure whether drilling revenue and related costs are deferred and recognized only
         upon completion of the wells or are recognized incrementally as the wells are drilled.

12.   To the extent that costs associated with turnkey drilling contracts are deferred, explain to
         us your basis this accounting. As part of your response, explain your basis for

concluding that such costs are recoverable. In this regard, tell us whether there have been or can be circumstances under which you are unable to collect revenue associated with these contracts. Additionally, explain whether you have a legal right to collect such costs regardless of your ability to fully perform under the contracts.

Goodwill, page F-9

13. As previously requested in our comment 23 in our letter dated August 2, 2011, please disclose the amount of goodwill that is expected to be deductible for tax purposes.

Note 11-Supplemental Information on Oil and Gas Producing Activities, page F-17

14. We note the disclosure provided in response to prior comment number 29 from our letter dated August 2, 2011. The opening SMOG at 1/1/09 of $1,209,077 appears large relative to your reported reserves quantities as of that same date. Separately, the reconciliation from 1/1/09 to 12/31/09 does not appear to reflect any items that would correspond to the acquisition of the joint ventures. Confirm to us that your reconciliation for 2009 correctly reflects the opening balance and activity for the year.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 or W. Bradshaw Skinner, Senior Assistant Chief Account, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters or Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Sirimal R.

Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via Facsimile</u>
Lawrence B. Mandala
Munck Carter
600 Banner Place Tower
12770 Coit Road
Dallas, Texas 75251